FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV, dated March 12, 2007, regarding the result of the 16th Issue, Serial A, of the Fourth Program of Corporate Bonds of Telefónica del Perú.

Item 1

Lima March 12, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs the result of the 16th Issue, Serial A, of the Fourth Program of Corporate Bonds of Telefónica del Perú:

Amount	:	S/. 100,665,000
N° Bonds	:	20,133
Date of Issue	:	March 12, 2007
Date of Redemption:	:	March 12, 2012
Nominal Interest Rate	:	6.0000%

Find attached the formulary required.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Issuer: Telefónica del Perú S.A.A.

Fourth Program of Telefónica del Peru’s Bonds – 16th Issue.

Lead arranger: BBVA Banco Continental

Placing agent : Continental Bolsa SAB, S.A.

Serial	Interest Rate	Rate of Primary Allocation	Allocation Price (%)	Amount Issued	Allocation Amount	Allocation Date	Date of Issuance	Date of Maturity	Nominal Value	N° of Values (Bonds)
A	6.0000%	6.0000%	100%	S/.100,665,000	S/.100,665,000	03/09/2007	03/12/2007	03/12/2012	S/.5,000	20,133

INFORMATION OF BONDS

Telefónica del Perú S.A.A.

Fourth Program of Telefónica del Peru’s Bonds – 16th Issue.

Serial A

Amount of the registered issuance: S/. 100,665,000

Interests schedule of payment:

Coupon N°	Date of Maturity	Date of Payment
1	9/12/2007	9/12/2007
2	3/12/2008	3/12/2008
3	9/12/2008	9/12/2008
4	3/12/2009	3/12/2009
5	9/12/2009	9/14/2009
6	3/12/2010	3/12/2010
7	9/12/2010	9/13/2010
8	3/12/2011	3/14/2011
9	9/12/2011	9/12/2011
10	3/12/2012	3/12/2012

(1)	Date of Maturity: Is the date in which the calendar period end.
(2)	Date of Payment: It is the date in which the payment of the interests will take place.
(*)	Consider the complete timetable for each series.

Date:	03/12/2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: March 16, 2007	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.